PROSPECTUS                                      Filed Pursuant to Rule 424(b)(3)
                                                     Registration No. 333-56842



                                 447,021 Shares


                             [LOGO] SEACOR SMIT INC.

                                  Common Stock


                              ---------------------


     o The selling stockholders named on page 10 are selling 447,021 shares of our common stock.

     o Our common stock is traded on the New York Stock Exchange under the symbol "CKH." On March 29, 2001, the last reported sale price of the common stock was $45.50 per share.

     o Our executive offices are located at 11200 Richmond Ave., Suite 400, Houston, Texas 77082 and our telephone number is (713) 782-5990.

INVESTING IN OUR COMMON STOCK INVOLVES RISKS. SEE "RISK FACTORS" BEGINNING ON PAGE 2.

                                 --------------


             NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                                 --------------



                 The date of this prospectus is March 30, 2001.






NY2:\1030783\03\M3CV03!.DOC\73293.0004

                                TABLE OF CONTENTS


                                              Page                                                           Page
                                              ----                                                           ----
RISK FACTORS..............................     2               USE OF PROCEEDS..........................      8
ABOUT SEACOR SMIT INC.....................     7               SELLING STOCKHOLDERS.....................      9
WHERE YOU CAN FIND MORE                                        PLAN OF DISTRIBUTION.....................      12
  INFORMATION.............................     7               LEGAL MATTERS............................      13
INCORPORATION OF DOCUMENTS BY                                  EXPERTS..................................      13
  REFERENCE...............................     7
FORWARD-LOOKING
  STATEMENTS..............................     8


You should rely only on the information contained in this document or to which we have referred you. We have not authorized anyone to provide you with information or make representations that are different. This document may only be used where it is legal to sell these securities and is not an offer to sell, or a solicitation of an offer to buy, these securities in any place where the offer or sale is not permitted or where the person making such offer or solicitation is not qualified to do so, or to anyone to whom it is unlawful to make such offer or solicitation. The information in this document may only be accurate on the date of this document.

                               PROSPECTUS SUMMARY

This summary may not contain all the information that may be important to you. You should read the entire prospectus, including the additional documents to which we refer you, before making an investment decision. In this prospectus "we," "our," "us," and "SEACOR" refer to SEACOR SMIT Inc., its consolidated subsidiaries and its equity interest in Chiles Offshore Inc.



ABOUT SEACOR SMIT INC.

                     We are a major provider of offshore marine services to the oil and gas exploration and production industry. We are also one of the leading providers of oil spill response services to owners of tank vessels and oil storage, processing and handling facilities, and own a substantial minority equity interest in a company that owns and operates mobile offshore jackup drilling rigs.

                     Additional information regarding us, including our audited financial statements and descriptions of our business, is contained in the documents incorporated by reference in this prospectus. See "Where You Can Find More Information" below and "Incorporation of Documents by Reference" on page 7.

                     Our executive offices are located at 11200 Richmond Ave, Suite 400, Houston, Texas 77082 and our telephone number is (713) 782-5990.

                                  RISK FACTORS

We encourage you to consider carefully these risk factors together with all of the information included or incorporated by reference in this prospectus before you decide to purchase shares of our common stock.

OUR INDUSTRY IS SUBJECT TO CYCLICALITY, AND A SIGNIFICANT OR PROLONGED DECLINE IN OIL AND GAS PRICES WOULD LIKELY REDUCE THE LEVEL OF EXPLORATION AND DEVELOPMENT OF OFFSHORE AREAS, WHICH WOULD RESULT IN A LOWER DEMAND FOR OUR OFFSHORE MARINE SERVICES AND DRILLING RIGS.

                     Our industry is highly cyclical. Activity in the offshore oil and gas exploration and production industry has a significant impact on our offshore vessel operations and the operations of Chiles Offshore Inc., a drilling rig company in which we hold an approximate 27% equity interest. Factors that affect the level of exploration and development of offshore areas include both short-term and long-term trends in oil and gas prices. In recent years, oil and gas prices have been extremely volatile and, as a result, the level of offshore exploration and drilling activity also has been extremely volatile. Reductions in oil and gas prices generally result in decreased drilling and production and corresponding decreases in demand for our offshore vessel services and Chiles' drilling rigs. Decreased demand for these services and drilling rigs would reduce our revenue and profitability.

WE RELY ON SEVERAL CUSTOMERS FOR A SIGNIFICANT SHARE OF OUR REVENUES. THE LOSS OF ANY OF THESE CUSTOMERS COULD ADVERSELY AFFECT OUR BUSINESS AND OPERATING RESULTS.

                     Customers of our offshore marine services are primarily the major oil companies and large independent oil and gas exploration and production companies. The portion of our revenues attributable to any single customer changes over time, depending on the level of relevant activity by the customer, our ability to meet the customer's needs, and other factors, many of which are beyond our control. During 2000, we received approximately 10% of our offshore marine service operating revenues from Chevron Corporation. During 2000, National Response Corporation, our oil spill response service subsidiary, received approximately 18% of its environmental retainer revenue from Citgo Petroleum Corporation and 17% from Coastal Refining and Marketing, Inc., its two largest customers.

WE MAY INCUR SIGNIFICANT COSTS, LIABILITIES AND PENALTIES IN COMPLYING WITH GOVERNMENT REGULATIONS.

                     Government regulation, such as international conventions, federal, state and local laws and regulations in jurisdictions where our vessels operate or are registered, have a significant impact on our offshore marine and environmental response businesses. These regulations relate to worker health and safety, the manning, construction and operation of vessels, oil spills and other aspects of environmental protection.

                     Risks of incurring substantial compliance costs and liabilities and penalties for non-compliance, particularly with respect to environmental laws and regulations, are inherent in our business. If this happens, it could have a substantial negative impact on our profitability and financial position. We cannot predict whether we will incur such costs or penalties in the future.

WE FACE INTENSE COMPETITION THAT COULD ADVERSELY AFFECT OUR ABILITY TO INCREASE OUR MARKET SHARE AND OUR REVENUES.

                     Our businesses operate in highly competitive industries. High levels of competition could reduce our revenues, increase our expenses and reduce our profitability.

                     In addition to price, service and reputation, important competitive factors for offshore supply fleets include: customers' national flag preference, operating conditions and intended use (all of which determine the suitability of available vessels), complexity of logistical support needs and presence of equipment in the appropriate geographical locations.

                     The important competitive factors in the environmental services business are price, service, reputation, experience and operating capabilities. In addition, we believe that the absence of uniform environmental regulation and enforcement on international, federal, state and local levels has lowered barriers to entry in several market segments and increased the number of competitors. Our oil spill response business faces competition from the Marine Spill Response Corporation (a non-profit corporation funded by the major integrated oil companies), other industry cooperatives and smaller contractors who target specific market niches.

                     In the contract drilling business, customers generally award contracts on a competitive bid basis and contractors can move rigs from areas of low utilization and day rates to areas of greater activity and higher day rates. We believe that, as a result, competition for drilling contracts will continue to be intense for the foreseeable future. Decreases in drilling activity in a major market could depress day rates and could reduce utilization of Chiles' rigs. Substantially all of Chiles' competitors in the business of providing jackup drilling services have substantially larger fleets and are more established as drilling contractors.

AN INCREASE IN SUPPLY OF OFFSHORE MARINE VESSELS WOULD LIKELY HAVE A NEGATIVE EFFECT ON THE CHARTER RATES FOR OUR VESSELS, WHICH COULD REDUCE OUR EARNINGS.

                     Expansion of the worldwide offshore marine fleet would increase competition in the markets where we operate. Increased refurbishment of disused or "mothballed" vessels, conversion of vessels from uses other than oil support and related activities or construction of new vessels could all add vessel capacity to current worldwide levels. A significant increase in vessel capacity would lower charter rates and result in a corresponding reduction in our revenues and profitability.

MARINE-RELATED RISKS COULD LEAD TO THE DISRUPTION OF OUR OFFSHORE MARINE SERVICES AND TO OUR INCURRENCE OF LIABILITY.

                     The operation of offshore support vessels is subject to various risks, including catastrophic marine disaster, adverse weather and sea conditions, capsizing, grounding, mechanical failure, collision, oil and hazardous substance spills and navigation errors. These risks could endanger the safety of our personnel, vessels, cargo, equipment under tow and other property, as well as the environment. If any of these events were to occur, we could be held liable for resulting damages. In addition, the affected vessels could be removed from service and would not be available to generate revenue.

DRILLING-RELATED RISKS COULD LEAD TO THE DISRUPTION OF CHILES' DRILLING SERVICES AND TO ITS INCURRENCE OF LIABILITY.

                     The operation of offshore jackup drilling rigs by Chiles is subject to various risks, including blowouts, craterings, fires, collisions, groundings of drilling equipment and adverse weather and sea conditions. These hazards could damage the environment, cause personal injury or loss of life and damage or destroy the property and equipment involved. In addition, the rigs face many of the marine-related risks associated with our offshore support vessels. If any of these events were to occur, Chiles could incur substantial liability for oil spills, reservoir damage and other accidents. In addition, the affected rigs could be removed from service and would not be available to generate revenue.

INSURANCE COVERAGE MAY NOT PROTECT US FROM ALL OF THE LIABILITIES THAT COULD ARISE FROM THE RISKS INHERENT IN OUR BUSINESSES.

                     We maintain insurance coverage against the risks related to our offshore marine and environmental response services. There can be no assurance, however, that our existing insurance coverage can be renewed at commercially reasonable rates or that available coverage will be adequate to cover future claims. If a loss occurs that is partially or completely uninsured, we could be exposed to substantial liability.

OUR SIGNIFICANT INTERNATIONAL OPERATIONS ARE SUBJECT TO CURRENCY EXCHANGE RISKS.

                     To minimize the financial impact of currency fluctuations and risks arising from fluctuations in currency exchange rates, we attempt to contract the majority of our services in U.S. dollars. However, in some of our foreign businesses, we collect revenues and pay expenses in local currency. Because we conduct substantially all of our operations in U.S. dollars, if the value of local currencies decline against the U.S. dollar, our operating revenues in these foreign countries would effectively be reduced. We engage in certain currency hedging arrangements designed to minimize the effect of fluctuation in pounds sterling, the currency in the United Kingdom, where most of our currency exchange risk arises. There can be no assurance, however, that we will not incur losses in the future as a result of currency exchange rate fluctuations.

MUCH OF OUR OFFSHORE MARINE OPERATIONS ARE CONDUCTED IN FOREIGN COUNTRIES. UNSTABLE POLITICAL, MILITARY AND ECONOMIC CONDITIONS IN THOSE COUNTRIES COULD ADVERSELY AFFECT OUR BUSINESS AND OPERATING RESULTS.

                     During 2000, approximately 37% of our offshore marine revenues were derived from foreign operations. These operations are subject to risks, among other things, of political instability, potential vessel seizure, nationalization of assets, currency restrictions, import-export quotas and other forms of public and governmental regulation, all of which are beyond our control. Economic sanctions or an oil embargo in Nigeria, for example, could have a significant negative impact on activity in the oil and gas industry in offshore West Africa, a region in which we operate vessels. In addition, our offshore support vessel operations in Mexico are significantly affected by Mexican government policy. We cannot predict whether any such conditions or events might develop in the future.

AS OUR VESSELS BECOME OLDER, WE MAY NOT BE ABLE TO MAINTAIN OR REPLACE OUR VESSELS.

                     As of December 31, 2000, the average age of vessels we owned, excluding our standby safety vessels, was approximately 13.9 years. We believe that after an offshore supply vessel has been in service for approximately 25 years, the expense (which typically increases with age) necessary to satisfy required marine certification standards may not be economically justifiable. There can be no assurance that we can maintain our fleet by extending the economic life of existing vessels, or that our financial resources will be sufficient to enable us to make expenditures necessary for these purposes or to acquire or build replacement vessels.

SPILL RESPONSE REVENUE IS DEPENDENT UPON THE MAGNITUDE AND NUMBER OF SPILL RESPONSES.

                     National Response's spill response revenue can vary greatly between comparable fiscal periods based on the number and magnitude of spill responses in any given period. As a result, our revenue and profitability attributable to this business may vary greatly from period to period.

A RELAXATION OF OIL SPILL REGULATION OR ENFORCEMENT COULD REDUCE DEMAND FOR OUR SERVICES.

                     Our environmental response business is dependent upon the enforcement of regulations promulgated under the federal Oil Pollution Act of 1990 and, to a lesser extent, upon state regulations. Less stringent oil spill regulations or less aggressive enforcement of these regulations would decrease demand for National Response's services. We cannot assure you that oil spill regulation will not be relaxed or enforcement of existing or future regulation will not become less stringent. If this happens, the demand for our oil spill response services could be reduced, which could have a negative impact on our profitability.

NATIONAL RESPONSE RELIES ON BEING CLASSIFIED AS AN "OIL SPILL REMOVAL ORGANIZATION." A CHANGE IN, OR REVOCATION OF, THIS CLASSIFICATION WOULD RESULT IN A LOSS OF BUSINESS.

                     National Response is a classified Oil Spill Removal Organization, or an "OSRO." OSRO classification is a voluntary process conducted by the United States Coast Guard. The Coast Guard classifies OSROs based on their overall ability to respond to various types and sizes of oil spills in different operating environments, such as rivers/canals, inland waters and oceans. Coast Guard classified OSROs have a competitive advantage over non-classified service providers. Customers of a classified OSRO are exempt from regulations that would otherwise require them to list their oil spill response resources in filings with the Coast Guard. A loss of National Response's classification or changes in the requirements could eliminate or diminish National Response's ability to provide customers with this exemption. If this happens, we could lose customers, in which case our revenues and profitability could be reduced.

NATIONAL RESPONSE MAY INCUR LIABILITY IN CONNECTION WITH PROVIDING SPILL RESPONSE SERVICES.

                     Although National Response is generally exempt from liability under the federal Clean Water Act for its own actions and omissions in providing spill response services, this exemption would not apply if National Response is found to have been grossly negligent or to have engaged in willful misconduct, or if National Response fails to provide these services consistent with applicable regulations and directives under the Clean Water Act. In addition, the exemption under the federal Clean Water Act would not protect National Response against liability for personal injury or wrongful death, or against prosecution under other federal or state laws. While most of the U.S. states in which National Response provides service have adopted similar exemptions, several states have not. If a court or other applicable authority determines that National Response does not benefit from federal or state exemptions from liability in providing spill response services, we could be liable together with the local contractor and the responsible party for any resulting damages, including damages caused by others.

IF WE DO NOT RESTRICT THE AMOUNT OF FOREIGN OWNERSHIP OF OUR COMMON STOCK, WE COULD BE PROHIBITED FROM OPERATING OUR VESSELS IN PARTS OF THE U.S., WHICH WOULD ADVERSELY AFFECT OUR BUSINESS AND OPERATING RESULTS.

                     We are subject to the Shipping Act, 1916 and the Merchant Marine Act of 1920. These Acts govern, among other things, the ownership and operation of vessels used to carry cargo between U.S. ports. The Acts require that vessels engaged in the "U.S. coastwise trade" be owned by U.S. citizens and built in the United States. For a corporation engaged in the U.S. coastwise trade to be deemed a citizen of the U.S.:

     o the corporation must be organized under the laws of the U.S. or of a state, territory or possession thereof,

     o each of the chief executive officer and the chairman of the board of directors must be a U.S. citizen (and no officer who is not a U.S. citizen may act in such person's absence),

     o no more than a minority of the number of directors of such corporation necessary to constitute a quorum for the transaction of business can be non-U.S. citizens and

     o at least 75% of the interest in such corporation must be owned by U.S. "citizens" (as defined in the Acts).

                     We would be prohibited from operating our vessels in the U.S. coastwise trade during any period in which we did not comply with these regulations. To facilitate compliance, our certificate of incorporation:

     o limits ownership by foreigners of any class of our capital stock (including our common stock) to 22.5%, so that foreign ownership will not exceed the 25.0% permitted. Under certain circumstances our board of directors may increase this percentage to 24.0%,

     o requires a stock certification system with two types of certificates to aid tracking of ownership, and

     o permits our board of directors to make such determinations to ascertain ownership and implement such limitations as reasonably may be necessary.

                             ABOUT SEACOR SMIT INC.

           We are a major provider of offshore marine services to the oil and gas exploration and production industry. We are also one of the leading providers of oil spill response services to owners of tank vessels and oil storage, processing, and handling facilities, and own a substantial minority equity interest in a company that owns and operates mobile offshore jackup drilling rigs.

           Additional information regarding SEACOR, including our audited financial statements and descriptions of our business, is contained in the documents incorporated by reference in this prospectus. See "Where You Can Find More Information" below and "Incorporation of Documents by Reference," below.

           Our executive offices are located at 11200 Richmond Ave, Suite 400, Houston, Texas 77082 and our telephone number is (713) 782-5990.


                       WHERE YOU CAN FIND MORE INFORMATION

           We file annual, quarterly and special reports, proxy statements and other information with the SEC. Copies of these reports, proxy statements and other information may be read and copied at the SEC's Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. You may request copies of these documents by writing to the SEC and paying a fee for the copying costs. You may also call the SEC at 1-800-SEC-0330 for further information on the operation of the Public Reference Room. Our SEC filings are also available to the public from the SEC's Internet site at http://www.sec.gov. Our common stock is traded on the New York Stock Exchange and you may inspect the reports, proxy statements and other information we file with the New York Stock Exchange at its offices located at 20 Broad Street, New York, New York 10005.


                     INCORPORATION OF DOCUMENTS BY REFERENCE

           The SEC allows us to "incorporate by reference" certain of our publicly filed documents into this prospectus, which means that we may disclose material information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus and any later information that we file with the SEC will automatically update and supercede this information. We incorporate by reference the documents listed below and any additional documents we file with the SEC under Sections 13(a) or 14 of the Securities Exchange Act of 1934 until the offering of the common stock is terminated. This prospectus is part of a registration statement on Form S-3 that we filed with the SEC and does not contain all of the information set forth in the registration statement.

           The following documents that we previously filed with the SEC are incorporated by reference:

                (1) our Annual Report on Form 10-K for the fiscal year ended December 31, 1999 (as amended on Form 10-K/A filed on April 6, 2000);

                (2) our Quarterly Reports on Form 10-Q for the fiscal quarters ended March 31, 2000, June 30, 2000 and September 30, 2000, filed on May 15, 2000, August 14, 2000 and November 14, 2000, respectively;

                (3) our Current Reports on Form 8-K filed on June 16, 2000, January 18, 2001, March 5, 2001, March 8, 2001 and March 9, 2001; and

                (4) the description of our common stock contained in our registration statements on Form 8-A filed on November 30, 1992 and October 9, 1996, including any amendment or report filed for the purposes of updating such description.

           We will provide any person to whom a copy of this prospectus is delivered, on written or oral request, a copy of any or all of the documents incorporated by reference, other than exhibits to those documents unless specifically incorporated by reference. You should direct any requests for documents to SEACOR SMIT Inc., 1370 Avenue of the Americas, 25th Floor, New York, New York 10019, Attention: Corporate Secretary.


                           FORWARD-LOOKING STATEMENTS

           Certain statements contained or incorporated by reference in this prospectus, including without limitation, statements containing the words "believes," "anticipates," "hopes," "intends," "expects," "will," "plans," and other similar words may constitute "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause our actual results to differ materially from expectations, including those in the section entitled "Risk Factors." Given these uncertainties, prospective investors are cautioned not to place undue reliance on those forward-looking statements. We disclaim any obligation to update any of those statements or to publicly announce any updates or revisions to any of the forward-looking statements contained in this prospectus to reflect any change in our expectations with regard thereto or any change in events, conditions, circumstances or assumptions underlying the statements.

                                 USE OF PROCEEDS

           The shares of common stock are being offered solely for the accounts of the selling stockholders. We will not receive any proceeds from the sale of the shares.

                              SELLING STOCKHOLDERS

           The following table sets forth the name and the number of shares of common stock owned by each selling stockholder. We issued the shares of common stock to the selling stockholders in private transactions on December 20, 2000 and January 9, 2001 in connection with our acquisitions of SCF Corporation and Plaisance Marine, Inc.

           Because the selling stockholders may sell all, a portion or none of their shares, no estimate can be made of the aggregate number of shares that each selling stockholder may actually sell or that each selling stockholder will own upon completion of this offering. The amounts identified as "Total Shares to be Sold" assume the selling stockholders dispose of all shares of common stock issued to them in connection with our acquisitions of SCF Corporation and Plaisance Incorporated. Officers and directors of SEACOR have advised us that they have no present intent to sell any of the securities registered pursuant to the registration statement of which this prospectus forms a part.

           Mr. Charles Fabrikant, a selling stockholder, has been Chairman of the Board and Chief Executive Officer of SEACOR since December 1989 and has served as a director of several SEACOR subsidiaries, including SCF Corporation, of which he was also Chief Executive Officer until its merger into SEACOR in 2000, since December 1989. Mr. Fabrikant has also been President of SEACOR since October 1992. Mr. Randall Blank, a selling stockholder, has been Executive Vice President, Chief Financial Officer and Secretary of SEACOR since December 1989 and is an officer of various subsidiaries of SEACOR including SCF Corporation of which he was Chief Operating Officer until its merger with SEACOR in 2000. Messrs. Granville Conway and Andrew Morse, selling stockholders, are directors of SEACOR and have served in that capacity since December 1989 and June 1998, respectively. Mr. Michael Gellert, a director of SEACOR, is a general partner of Windcrest Partners, L.P., a selling stockholder, and was a director of SCF Corporation until its merger with SEACOR. Mr. Fred Farkouh and Mrs. Martha M. Farkouh, both selling stockholders are married. The spouse of each of Mrs. Mary
A. Faccio and Mrs. Charlene Furman, each selling stockholders, is a partner of Mr. Farkouh in the firm of Farkouh, Furman and Faccio, which has been retained by the Company since 1989 to provide tax, financial advisory, consulting and accounting services. Ms. Judy C. Plaisance and Mr. Phillip Plaisance, each selling stockholders, were President and Secretary, respectively, of Plaisance Marine, Inc. Five barges formerly operated by SCF Corporation are approximately 20% owned by Mr. Fred Farkouh, approximately 10% owned by the husband of Ms. Mary Faccio, approximately 20% owned by the husband of Ms. Charlene Furman and 50% owned by Mr. Matthew Weber, each Selling Stockholders.

           Of the 447,021 shares of SEACOR common stock making up this Offering:

                o former stockholders of SCF are offering 375,445 shares of our common stock (45,053 of which are held in escrow in the event that an obligation to indemnify SEACOR arises); and

                o former stockholders of Plaisance are offering 71,576 shares of SEACOR common stock.

           The shares offered by this prospectus may be offered from time to time by the selling stockholders named below or by any of their pledgees, donees, transferees or other successors in interest. The amounts set forth below are based upon information provided by the selling stockholders and are accurate to the best of our knowledge. It is possible, however, that the selling stockholders may acquire or dispose of additional shares of common stock from time to time after the date of this prospectus.

                                                                                            COMMON STOCK OWNED     PERCENTAGE OF
                                                 COMMON STOCK OWNED   TOTAL SHARES TO BE           AFTER          CLASS AFTER THE
              SELLING STOCKHOLDER                BEFORE THE OFFERING         SOLD               THE OFFERING          OFFERING
------------------------------------------------ -------------------- --------------------  -------------------- ------------------
Randall Blank (1)                                        89,643                5,407                84,236               *
Julie P. Callais                                         17,894               17,894                     0               *
Kathleen Anna Clements                                   27,417               27,417                     0               *
Granville Conway (2)                                    138,500               27,417               111,083               *
Eric Fabrikant Trust (3)                                  3,789                3,789                     0               *
Charles Fabrikant (3)                                   951,249               26,330               763,074              4.0%
Fabrikant International Corporation (3)                 372,727               51,031               321,696              1.7%
Mary A. Faccio                                            6,095                2,741                 3,354               *
Fred Farkouh                                                926                  926                     0               *
Martha M. Farkouh                                        23,600                5,483                18,117               *
Thomas R. Farrell                                         1,827                1,827                     0               *
Thomas Flint                                                231                  231                     0               *
Charlene Furman                                           9,736                5,483                 4,253               *
David Gavrin                                                682                  682                     0               *
Aaron Gilman                                             59,944               13,708                46,236               *
Robert Gilman                                            21,208               13,708                 7,500               *
Martin Gold                                              33,000                3,656                29,344               *
Harlan Fabrikant Trust (3)                                3,789                3,789                     0               *
Andrew Morse (2)                                         24,031                2,731                21,300               *
Judy C. Plaisance                                        17,894               17,894                     0               *
Phillip Plaisance                                        17,894               17,894                     0               *
Scott M. Plaisance                                       17,894               17,894                     0               *
Carl Vowell                                                 231                  231                     0               *
VSS Holding Corporation (3)                             103,236              103,236                     0               *
Matthew Weber                                            23,520                8,029                15,491               *
Windcrest Partners, L.P. (4)                            380,262               67,593               312,669              1.6%


-------------------------

(1) Shares reported as "Owned Before the Offering" include 57,217 options exercisable within 60 days to purchase Common Stock and 6,699 shares of restricted stock over which Mr. Blank exercises sole voting power.

(2) In addition to Common Stock represented as "Owned Before the Offering," Granville E. Conway and Andrew Morse each own options exercisable after the earlier of May 23, 2001 or the date of Company's 2001 Annual Meeting of Stockholders to purchase 3,000 shares of Common Stock. These options were issued pursuant to 2000 Stock Option Plan For Non-Employee Directors.

(3) Includes 503,221 shares of common stock that Mr. Fabrikant may be deemed to own through his interest in, and control of: (i) Fabrikant International Corporation, of which he is President, the record owner of 372,727 shares of common stock, (ii) Fabrikant International Profit Sharing Trust of which he is the trustee, the record owner of 19,680 shares of common stock, (iii) Eric Fabrikant Trust, of which he is Trustee, the record owner of 3,789 shares of common stock, (iv) Harlan

      Fabrikant Trust, of which he is Trustee, the record owner of 3,789 shares of common stock and (v) VSS Holding Corporation, of which he is President and sole stockholder, the record owner of 103,236 shares of common stock. Also includes 344,167 shares of common stock issuable upon the exercise of options exercisable within 60 days and 34,160 shares of restricted stock over which Mr. Fabrikant exercises sole voting power.

(4) Michael E. Gellert, a director of SEACOR, is a general partner of Windcrest Partners, L.P. and, together with all of the general partners thereof, may be deemed to share beneficial ownership of shares of common stock beneficially owned thereby.

*     Less than 1%.

                             PLAN OF DISTRIBUTION

           We are registering the shares of our common stock described in this prospectus for the selling stockholders. Subject to the limitations on the use of this prospectus described below, the "selling stockholders" also include persons who receive shares as a gift from a selling stockholder, commonly known as donees, and persons who receive shares from a selling stockholder as collateral to secure a loan, commonly known as pledgees, who are selling shares received from a named selling stockholder after the date of this prospectus. We will pay all costs, expenses and fees in connection with the registration of the shares offered by this prospectus. The selling stockholders, however, will pay for any brokerage commissions and similar selling expenses, if any, attributable to the sale of their shares. Sales of the shares may be made by selling stockholders from time to time in one or more types of transactions, which may include sales in block transactions, in the over-the-counter market, in negotiated transactions, through put or call options transactions relating to the shares, through short sales of the shares, or a combination of these methods of sale, at market prices prevailing at the time of sale or at negotiated prices. These transactions may or may not involve brokers or dealers. The selling stockholders have advised us that they have not entered into any agreements, understandings or arrangements with any underwriters or broker-dealers regarding the sale of their securities. They also have advised us that there is no underwriter or coordinating broker acting in connection with the proposed sale of the shares by the selling stockholders.

           The selling stockholders may sell their shares directly to purchasers or to or through broker-dealers, which may act as agents or principals. These broker-dealers may receive compensation in the form of discounts, concessions or commissions from the selling stockholders or the purchasers of the shares for whom the broker-dealers may act as agents or to whom they sell as principal, or both. The compensation as to a particular broker-dealer might be in excess of customary commissions.

           The selling stockholders may enter into hedging transactions with broker-dealers and the broker-dealers may engage in short sales of the common stock in the course of hedging the positions they assume with the selling stockholder, including in connection with distributions of the common stock by the broker-dealers. The selling stockholders may enter into option or other transactions with broker-dealers that involve the delivery of their shares to the broker-dealers, who may then resell or otherwise transfer the shares. The selling stockholders may also loan or pledge their shares to a broker-dealer and the broker-dealer may sell the shares so loaned or, upon a default, may sell or otherwise transfer the pledged shares.

           The selling stockholders and any broker-dealers that act in connection with the sale of their shares might be deemed to be "underwriters" within the meaning of Section 2(11) of the Securities Act of 1933. In that event, any commissions received by the broker-dealers and any profit on the resale of the shares sold by them while acting as principals might be deemed to be underwriting discounts or commissions under the Securities Act. We have agreed to indemnify each of the selling stockholders for liabilities they incur for selling their shares using this prospectus, including liabilities arising under the Securities Act. The selling stockholders, however, have indemnified us for any liabilities arising out of information furnished to us on behalf of the selling stockholder for use in this prospectus. The selling stockholders may agree to indemnify any agent, dealer or broker-dealer that participates in transactions involving sales of their shares against certain liabilities, including liabilities arising under the Securities Act.

           Because selling stockholders may be deemed to be "underwriters" within the meaning of Section 2(11) of the Securities Act, the selling stockholders will be subject to the prospectus delivery requirements of the Securities Act. We have informed the selling stockholders that the anti-manipulative rules under the Securities Exchange Act of 1934, including Regulation M, may apply to their sales in the market.

           Selling stockholders may also resell all or a portion of their common stock in open market transactions in reliance upon the SEC's Rule 144 without delivering this prospectus, provided they meet the criteria and conform to the requirements of that rule.

           If a selling stockholder notifies us that it has entered into a material arrangement with a broker-dealer for the sale of that selling stockholder's shares of common stock through a block trade, special offering, exchange distribution or secondary distribution or a purchase by a broker or dealer, we will, if required, file a supplement or an amendment to this prospectus. Any such supplement would disclose the name of each of those selling stockholders and of the participating broker-dealer(s), the number of shares involved, the price at which the shares were sold, the commissions paid or discounts or concessions allowed to the broker-dealer(s), where applicable, that the broker-dealer(s) did not conduct any investigation to verify the information set out in this prospectus, and the other facts material to the transaction. In addition, if a selling stockholder notifies us that a donee or pledgee intends to sell more than 500 shares, we will file a supplement to this prospectus.

           Sales of a substantial number of shares of the common stock in the public market by the selling stockholders or even the potential of such sales could adversely affect the market price for our common stock, which could have a direct impact on the value of the shares being offered by the selling stockholder.

                                  LEGAL MATTERS

           The validity of the shares of common stock has been passed upon for us by Weil, Gotshal & Manges LLP, New York, New York.

                                     EXPERTS

           The financial statements and schedule incorporated by reference in this prospectus from our Annual Report on Form 10-K for the fiscal year ended December 31, 1999 (as amended on Form 10-K/A filed on April 6, 2000) have been audited by Arthur Andersen LLP, independent public accountants, as stated in their reports with respect thereto, which are incorporated herein by reference, and have been so incorporated herein in reliance upon the authority of such firm as experts in accounting and auditing in giving said reports.

=======================================  =======================================

We have not authorized any dealer,
salesperson or other person to
give any information or to make
any representations other than those
contained in this prospectus. You
must not rely on any unauthorized
information.  This prospectus does
not offer to sell or buy any                             [LOGO]
securities in any  jurisdiction
where it is unlawful. The information
in this prospectus is current as of
March 30, 2001.

      --------------------
                                                     SEACOR SMIT Inc.





                                                      447,021 Shares

                                                            of

                                                       Common Stock




                                                    -------------------

                                                    P R O S P E C T U S

                                                    -------------------









                                                      March 30, 2001

=======================================  =======================================